AGAVE SILVER CORP.	TSX venture Exchange: AGV
1601 – 675 West Hastings Street	U.S. 20-F Registration: 000-29870
Vancouver, BC Canada V6B 1N2	OTC Bulletin Board: ASKDf
Tel: (604) 687-4622 Fax: (604) 687-4212	Frankfurt Stock Exchange: dfl
Toll free: 1-888-267-1400 Email: info@agavesilver.com

March 20, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:      Tia L. Jenkins, Senior Assistant Chief Accountant

            Office of Beverages, Apparel and Mining

Dear Sirs:

Re:      Agave Silver Corp.

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed July 30, 2014

File No. 000-29870

In response to your letter dated February 6, 2015, and subsequent amendment on February 12, 2015, we wish to inform you that the Company has amended its Form 20-F to include the Section 906 Certifications and Section 302 Certifications. An amended Index has also been filed.

Furthermore, we hereby acknowledge that:

•	the company is responsible for adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

AGAVE SILVER CORP.

/s/Ronald Lang

Ronald Lang

President and CEO